Exhibit 4.37

From:	Primelead Limited Primelead Shareholders Inc. Dryships Inc.

To:	Nordea Bank Finland Plc (London Branch) as Agent and as Security Trustee

and:	Nordea Bank Finland Plc (London Branch) DnB NOR Band ASA (London Branch) HSH Nordbank AG as Lenders

12 February 2009

Dear Sirs

Primelead Limited/Dryships Inc.

Credit Facility of up to US$800,000,000 and a Guarantee Facility of up to

NOK5,000,000,000

1	We refer to the loan and guarantee facility agreement dated 9 May 2008 (as amended and/or supplemented from time to time, the “LGFA”) and made between (1) Primelead Limited as Borrower, (2) certain banks and financial institutions, as Lenders, (3) Nordea Bank Finland Plc, London Branch and DnB NOR Bank ASA, London Branch as Lead Arrangers and Bookrunners, and (4) Nordea Bank Finland Plc, London Branch., as Agent and Security Trustee. Words and expressions defined in the LGFA, unless otherwise defined herein, shall have the same meanings where used in this Letter. References in this Letter to any document are to be construed as references to such document as amended and/or supplemented from time to time. This Letter is a Finance Document.

2	The Borrower and the Guarantors acknowledge that the Borrower and the Guarantors have failed to comply with certain provisions of the LGFA and the Corporate Guarantee as detailed below.

3	In consideration of the Lenders’ consent to waive such non-compliance, in accordance with the terms and conditions of this Letter and with effect from the date of this Letter, the LGFA shall be amended for the Waiver Period as set out in Part 2 below.

Part 1

SUMMARY OF EXISTING MAIN TERMS AND CONDITIONS

Borrower:	Primelead Limited.

Guarantors:	DryShips Inc. and Primelead Shareholders Inc on a joint and several basis.

Group:	DryShips and its direct and indirect subsidiaries.

Lead Arrangers & Bookrunners	Nordea Bank Finland PLC, London Branch and DnB NOR Bank ASA, London Branch.

Agent & Security Trustee:	Nordea.

Lenders:	Nordea, DnB NOR and HSH Nordbank AG.

Credit Facility:	A term loan facility in the aggregate principal amount of $800 million.

Outstanding Loan:	$650 million as per 12 February 2009 (excluding the US$150,000,000 received by the Agent on 12 February 2009 representing net sales proceed relating to recent equity issues by Dry-ships).

Scheduled Repayments:	The remaining instalments under the credit facility are:

	(1)	12 February 2009	$75 million;

	(2)	12 May 2009	$75 million;

	(3)	12 August 2009	$50 million;

	(4)	12 November 2009	$50 million;

	(5)	12 February 2010	$50 million;

	(6)	12 May 2010	$350 million.

Maturity Date:	12 May 2010.

Interest Rate:	LIBOR plus a Margin of 2.125% per annum.

Default Interest Rate:	LIBOR plus the Margin plus 2.00% per annum.

Financial Covenants:	The Group shall ensure that at all times the:

(a) Minimum Market Adjusted Equity Ratio is 30%; (b) Minimum Interest Coverage Ratio is 3.0x; (c) Maximum Net Debt-to-EBITDA Ratio is 5.0x; (d) Minimum Liquid Funds is $50 million.

Dividend Restriction:	Each Guarantor may make a declaration or payment of annual dividend (other than by way of stocks or shares in the Borrower or similar instruments) provided always that:

(a) the Borrower and the Guarantors are in compliance with all financial and other covenants;

(b)    no Event of Default has occurred which is continuing or which will occur as a result of the making of such distribution;

(c)    subsequent to the making of such distribution, Liquid Funds shall be not less than $100 million and DryShips Inc. shall provide a certificate in form satisfactory to the Agent confirming compliance with this sub-clause (c);

(d)    such Distribution shall not exceed $0.25 per share of DryShips Inc. in any financial quarter.

Security Cover:	If the Agent notifies the Borrower that (a) the aggregate Fair Market Value of the Ocean Rig Shares; plus (b) the net realisable value of any additional security previously provided is below 150 percent of the Loans, then the Borrower shall, within five Business Days of the Agent serving notice, either (i) provide, or ensure that a third party provides, additional security in the form of additional shares in Ocean Rig ASA or any other security which, in the opinion of the Lenders, has a net realisable value at least equal to the shortfall and is documented in such terms as the Agent may, with the authorisation of the Lenders, approve or require; or (ii) prepay such part (at least) of the Loans as is equal to the shortfall.

“Fair Market Value” means the fair value of the Ocean Rig Shares as reasonably determined by the Agent by reference to the net asset value of the Ocean Rig Shares on the relevant date adjusted to take account of the current market value of any vessels or drilling rigs owned by Ocean Rig ASA.

Monthly Retentions:	The Borrower undertakes with each Creditor Party to ensure that, one month after 12 May 2008 on the same day of each following month during the Security Period, there is transferred to the Retention Account by either the Borrower, the Shareholders or DryShips:

(a)    not less than one-third of the amount of the repayment instalment falling due on the next Repayment Date; and

(b)    the relevant fraction of the aggregate amount of interest on the Loans which is payable on the next due date for payment of interest under this Agreement;

the “relevant fraction” is a fraction of which the numerator is 1 and the denominator the number of months comprised in each then current Interest Period (or, if the period is shorter, the number of months from the later of the commencement of each current Interest Period or the last due date for payment of interest to the next due date for payment of interest under this Agreement).

Mandatory Prepayments:	The Borrower shall make mandatory prepayments of the Loans to the Agent in the event that:

(a)    the Borrower shall seek to sell or otherwise dispose of any of the Ocean Rig Shares in whole or in part (subject to the prior written consent of the Agent which shall not to be unreasonably withheld or delayed) then such sale or other disposal shall be on terms reasonably satisfactory to the Agent and, upon completion of such sale or other disposal, the Borrower shall prepay the Loans in an amount equal to the proceeds of such disposal, together with all costs and expenses; or

(b)    the Borrower shall have any Unutilised Funds standing to the credit of the Retention Account; or

(c)    any Security Party issues equity, bonds or other unsecured debt then, upon completion of such issue, the Borrower shall prepay the Loans in an amount equal to the fifty per cent (50%) of the net proceeds of such issue; or

(d)    any dividend is declared by Ocean Rig ASA in respect of the Ocean Rig Shares, upon payment of such dividend, the Borrower shall prepay the Loans in an amount equal to such dividend, provided that, at the Borrower’s option, the Borrower may retain in the Dividend Account in NOK, or pay into the Retention Account in US Dollars, up to 50% of such dividend for application against regular repayments of principal or interest under the Loan Facility.

A prepayment shall be made together with (i) accrued interest (and any other amount payable in respect of any Indemnities or otherwise) in respect of the amount prepaid; and (ii) if the prepayment is not made on the last day of an Interest Period, together with any sums payable in respect of breakage costs and otherwise; but without premium or penalty.

No partial prepayment shall be made during the Availability Period unless the Loan Facility is fully drawn or the remaining Commitment cancelled and partial prepayment shall be applied against the repayment instalments specified in Clause 8.1 on a pro-rata basis.

No amount repaid or prepaid may be reborrowed,

Ownership Maintenance:	The ultimate beneficial ownership and the ultimate control of the voting rights attaching to any of the issued shares in DryShips Inc. by Entrepreneurial Spirit Foundation, controlled by Mr. George Economou beneficially (or by any other entity controlled by Mr. George Economou beneficially), shall not, in each case, be less than 25%.

Negative Pledge:	The Borrower will hold the legal title to, and the entire beneficial interest in, the Ocean Rig Shares and the Earnings free from all Security Interests other than Permitted Security Interests.

Disposal of Assets:	The Borrower will not dispose of (a) any interest in the Ocean Rig Shares or the Earnings; or (b) all or any part of its other assets, except for full value.

Ocean Rig Listing:	The Borrower shall ensure that Ocean Rig ASA shall maintain its listing status on the Oslo Bors or if it is de-listed the Borrower shall ensure that Ocean Rig ASA is at all times a wholly owned subsidiary of the Borrower.

Notification of Litigation:	The Borrower shall procure that the Agent is provided details of any legal or administrative action involving the Borrower, any Security or the Earnings as soon as such action is instituted or it becomes apparent Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

Notification of Default:	The Borrower will notify the Agent as soon as the Borrower becomes aware of (a) the occurrence of an Event of Default or a Potential Event of Default; or (b) any matter which indicates that an Event of Default or a Potential Event of Default may have occurred; and will thereafter keep the Agent fully up-to-date with all developments.

Governing Law:	English law.

Legal Counsel:	Watson, Farley & Williams LLP, London, U.K.

Part 2

WAIVER TERMS AND CONDITIONS

Purpose:	To allow a waiver period for the remedy of Events of Default.

Events of Default:	The following events or potential events of default have occurred or have been identified:

(a)    Breach of the undertaking to deposit Monthly Retentions into the Retention Account held by the Borrower with the Agent in London. (LGFA clause 20.3);

(b)    Breach of the Minimum Required Security Cover (LGFA clause 17.1) as per the calculations in Annex I hereto;

(c)    Breach of the undertaking to prepay Loans in an amount equal to 50% of the net proceeds of equity issued by DryShips Inc upon completion of such issue (LGFA clause 8.7c); reference is made to a facsimile from DnB NOR dated 16 January 2009 attached as Annex II hereto;

(d)    Alleged breach of the undertaking to give Notification of Default (LGFA clause 15.14) under the DryShips’ $700 million credit facility led by HSH Nordbank;

(e)    Potential payment default in respect of the instalment due on 12 February 2009 (LGFA clause 21.1 (a)) as advised in a letter dated 9 January 2009 from DryShips Inc to the Agent; attached as Annex III hereto to which the Agent responded in a letter dated 16 January 2009, attached hereto as Annex IV;

(f)     Potential breach of the Minimum Market-Adjusted Equity Ratio covenant as of 31 December 2008 as per the calculation attached as Annex V hereto

(g)    Potential breach of the negative pledge to hold legal title of the Ocean Rig Shares and the Earnings (LGFA clause 15.2) as a consequence of the Redomicile Project;

(h)    Potential breach of the undertaking to not dispose of any interests in the Ocean Rig Shares or the Earnings or all or any parts of its assets (LGFA clause 15.3) as a consequence of the Redomicile Project;

(i)     Potential breach of the undertaking to ensure that Ocean Rig ASA is at all times a wholly owned subsidiary of the Borrower (LGFA clause 16.4) as a consequence of the Redomicile Project;

(j)     Potential breach of Clause 11.13(c) of the Corporate Guarantee due to equity issues by Dryships Inc.;

Redomicile Project:	An organisational restructuring of the Group in which the ultimate objectives (as set out in the Ocean Rig Step Plan of 30 December 2008) are:

(a)    the incorporation of Primelead Holding Inc, as a subsidiary of Primelead Shareholders Inc, and as the new parent of Primelead Limited;

(b)    the incorporation of Drill Rigs Holdings Inc, as a subsidiary of Primelead Holdings Inc;

(c)    sale of the drill rigs Erik Raude and Leiv Erikson from Ocean Rigs to non-Norwegian subsidiaries of Drill Rigs Holdings Inc;

(d)    liquidation of Ocean Rig ASA and redemption of the Ocean Rig Shares;

(e)    transfer/novation/refinancing of the Loan from/in Primelead Limited to/in Primelead Holding Inc;

(f)     change of security, including but not limited to, from a shares pledge in Ocean Rig ASA to a shares pledge in Primelead Holding Inc and in Drill Rigs Holdings Inc;

Waiver Period:	From the date upon which this Letter is executed as a Deed by the Borrower and Guarantors and acknowledged by the Lenders, the Agent and the Security Trustee and the Conditions Precedent set out below are satisfied (the “Effective Date”) until the earlier of: (i) 12 August 2009; and (ii) Completion of the Redomicile Project; and (iii) the date upon which any default occurs under any of the Waiver Terms or Waiver Conditions or Conditions Precedent or Condition Subsequent; and (iv) any other Event of Default occurs under the LGFA which is not specifically waived by the terms of this Letter (the “Waiver Period”).

Waiver Terms:	During the Waiver Period, the following terms wilt apply:

(a)    The Minimum Required Security Cover of 150% shall be waived in full;

(b)    The Minimum Market-Adjusted Equity Ratio of 30% shall be waived in full;

(c)    The $75 million instalment due on 12 February 2009 shall be postponed until the Completion of the Redomicile Project (to be defined) but not longer than until 12 May 2009;

(d)    The LGFA clause 8.7c will be waived and instead read; if a Security Party issues equity, bonds or other unsecured debt after 1 January 2009, then upon completion of such issue, the Borrower shall prepay the Loans in an amount equal to (i) 100% of the net proceeds from the first batch of $100 million of shares sold, (ii) 50% of the net proceeds from the second batch of $100 million of shares sold, (iii) 25% of the net proceeds from the third and fourth batch of $100 million of shares sold, and (iv) 0% of the net proceeds from any additional shares sold above the first $400 million of shares sold. Such partial prepayments shall be applied against the repayment instalments on a chronological basis, commencing with the instalment due on 12 August 2009. The US$150,000,000 received by the Agent on 12 February 2009, representing net sales proceed relating to recent equity issues by Dryships, shall be so applied;

(e)    Approval in principle of the Redomicile Project but subject to detailed approval of proposals and documentation and to preserving at all times the security position of the Lenders to a situation no less favourable than that under current documentation; and

(f)     Approval of dilution of the ultimate beneficial ownership and control or the voting rights attaching to any of the issued shares in DryShips Inc. by Entrepreneurial Spirit Foundation, controlled by Mr. George Economou beneficially (or by any other entity controlled by Mr. George Economou beneficially) to below the twenty five percent (25%) level required by clause 11.13 of the LGFA, provided: (i) that the proceeds of the issue(s) referred to in Waiver Terms paragraph (d) above are applied in accordance with that paragraph, (ii) that Mr. George Economou, Entreprenurial Spirit Foundation or any other entity controlled by Mr. George Economou does not divest any of its interests in any of its issued shares in DryShips Inc. that were owned on 27 January 2009; and (iii) there is no change in control of DryShips.

Waiver Conditions:

The waived terms will be subject to the following conditions:

(a)    Current on any interest payable;

(b)    Commencement of the $16.7 million monthly deposits onto the Retention Account beginning 12 June 2009 up to a maximum aggregate amount equal to the next scheduled instalment;

(c)    The Borrower and the Guarantors to procure that Ocean Rig ASA deposit $180 million of cash into a bank account held in its name with Nordea Bank and/or with DnB NOR ASA, Oslo, by no later than 12 February 2009 and to procure (a) that such deposits and any interest accrued shall not be in any way charged, pledged, encumbered or paid out by Ocean Rig ASA until Completion of the Redomicile Project, and (b) any consents, waivers or approvals required in relation to maintaining such deposits are obtained and supplied to the Agent;

(d)    Payment in arrears of the $75 million instalment due on 12 February 2009 upon Completion of the Redomicile Project no later than 12 May 2009;

(e)    Payment in advance of the $75 million instalment due on 12 May 2009 upon Completion of the Redomicile Project no later than 12 May 2009;

(f)     Scheduled repayments to recommence from 12 August 2009;

(g)    No dividend or other distribution declared or paid out during the waiver period;

(h)    Disclosure on a weekly basis of the controlled equity offerings, including the number of shares issued and the net proceeds raised from such issues, by means of a report to the Agent on every Tuesday before noon London time in respect of the previous week and attaching a statement from the investment bank or banks handling such controlled equity offerings. Such disclosure requirement to apply only until the prepayments referred to in Waiver Terms (d) have been made in full;

(i)     Payment to the Retention Account of the proceeds of any controlled equity offerings in accordance with Waiver Term (d) by no later than one Business Day following the receipt of the proceeds of the equity offering from the relevant underwriter/bank or banks to DryShips’ bank in Greece;

(j)     Prompt disclosure of all material transactions (and details thereof) entered into by DryShips or the Group with third parties;

(k)    Prompt disclosure, upon request, of the details of any financial restructuring of Dryships or the Group with any other bank or banks or financial institutions;

(1)    No cash capital expenditure or commitment to cash capital expenditure or the cash acquisition of assets by the Group without the prior written consent of the Lenders unless such commitment to capital expenditure has been made prior to the Waiver Period but which, for the avoidance of doubt, shall prohibit the acquisition by the Group of the drilling rigs hull nos. 1837 or 1838 (or any rights or interests in such rigs or the Shipbuilding Contracts relating thereto) until prepayment of the Loans to below US$375,000,000;

(m)   The Margin applicable from 9 January 2009 to be increased to three and one eighth per cent (3.125%) per annum;

(n)    A non-refundable Amendment Fee in an amount equal to 0.15% of the Loans outstanding on the Effective Date, plus an amount equal to one per cent (1.0%) per annum on the Loans outstanding for the period from 9 January 2009 until 12 February 2009, which fee shall be paid to the Agent for further distribution to the Lenders on a pro rata basis;

(o)    All fees and expenses (including legal fees) in relation to the Waiver Letter and the Redomicile Project (whether or not either is completed or is approved by the Lenders) to be paid by the Borrower and/or the Guarantors; and

(p)    The Borrower and the Guarantors to provide by not later than 20 February 2009 such additional security (and supporting corporate documentation) as the Lenders shall require (in form and substance to the Lenders’ entire satisfaction) to protect their security interests during the liquidation procedures in Norway relating to Ocean Rig ASA, including a Pledge over the shares of Primelead Limited and Drill Rigs Holdings Inc. and such legal opinions in Norway and Cyprus as may be required. The Borrower and the Guarantor shall additionally procure that Ocean Rig ASA and its Liquidation Committee execute any documentation required in relation to the foregoing.

Conditions Precedent:	Including but not limited to:

(a)    Agent to confirm current on interest payable by no later than 12 February 2009;

(b)    Agent to confirm receipt of Amendment Fee by no later than the Effective Date;

(c)    Nordea and DnB NOR to confirm Ocean Rig ASA aggregate deposits of $180 million referred to in Waiver Conditions (c) above, by no later than the Effective Date;

(d)    Credit approval by each of the Lenders.

Condition Subsequent:	Primelead Limited facility to be refinanced/redocumented to the satisfaction of the Agent, the Lenders and the Security Trustee and with Primelead Holding Inc as new Borrower by no later than the Completion of the Redomicile Project, in an aggregate principal loan amount of which is not less than $150 million less than the then outstanding Loan (i.e. simultaneous repayment/prepayment of the two instalments due on 12 February 2009 and 12 May 2009).

Miscellaneous:

(a)    The definition of, and references throughout to, the expression “Finance Documents” shall be construed as if the same included references to this Letter;

(b)    The definition of, and references throughout to, the any of the other Finance Documents shall be construed as if the same referred to those Finance Documents as amended and supplemented by this Letter;

(c)    References throughout to “this Agreement”, “hereunder” and other like expressions shall be construed as if the same referred to the LGFA as amended and supplemented by this Letter;

(d) With effect from the date of this Letter, each of the Finance Documents other than the LGFA shall be, and shall be deemed by this Letter to be, amended as follows;

(e) references throughout each of the Finance Documents to the expression “Finance Documents” shall be construed as if the same included references to this Letter;

(f)     the definition of, and references throughout each of the Finance Documents to, the “Loan Agreement” and any of the other Finance Documents shall be construed as if the same referred to the LGFA and those Finance Documents as amended and supplemented by this Letter;

(g)    references throughout each of the Finance Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions shall be construed as if the same referred to such Finance Document as amended and supplemented by this Letter;

(e) The LGFA and the other Finance Documents shall each remain in full force and effect in accordance with its terms save as amended and supplemented by:

(i) the amendments to the Finance Documents contained or referred to above; and

(ii) such further or consequential modifications as may be necessary to give full effect to the terms of this Letter.

(f)     The Borrowers and the Guarantor undertake to procure that the Agent is provided at the time of execution of this Letter with corporate documents (including directors’ resolutions and, if required, shareholders’ resolutions) in a form acceptable to the Agent of each of the Borrower and the Guarantors approving the execution and performance of this Letter;

(g)    Each of the Borrower and the Guarantors will at its own expense and forthwith upon the request of the Agent execute, sign, perfect, do and (if required) register, each and every such further assurance, documents, act or thing as, in the absolute opinion of the Agent, may be necessary for the purpose of implementing the terms and provisions of this letter; or for the purpose of validly and effectively creating any right or obligation of any kind which the Agent intended should be created by or pursuant to this Letter;

(h)    With the exception of the persons who are parties to this Letter, no term of this Letter is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Letter;

(i)     This Letter may be signed in any number of counterparts (and delivered physically or by e-mail or facsimile transmission) and any such counterparts taken together shall be deemed to constitute one and the same Letter;

(j) Clause 32 (Law and Jurisdiction) of the LGFA and Clause 19 (Governing Law and Jurisdiction) of the Corporate Guarantee shall apply equally to this Letter.

Yours faithfully

EXECUTED AND DELIVERED AS A DEED by PRIMELEAD LIMITED acting by duly authorised in accordance with the laws of the Republic of Cyprus such execution being witnessed by: E. PRASSA	) ) ) ) ) ) )

EXECUTED AND DELIVERED	) ) ) ) )
AS A DEED by PRIMELEAD SHAREHOLDERS INC. acting by duly authorised in accordance with the laws of the Republic of the Marshall Islands)
such execution being	)
witnessed by: E. PRASSA	)

EXECUTED AND DELIVERED AS A DEED by DRYSHIPS INC. acting by duly authorised in accordance with the laws	) ) ) )

of the Republic of the Marshall Islands)
such execution being	)
witnessed by: E. PRASSA	)

We hereby acknowledge receipt of, and agree to the terms of, this Letter.

ELENI SKALA
for and on behalf of
NORDEA BANK FINLAND PLC, LONDON BRANCH as Agent and as Security Trustee

ELENI SKALA for and on behalf of NORDEA BANK FINLAND PLC, LONDON BRANCH as Lender

ELENI SKALA
for and on behalf of
DNB NOR BANK ASA, LONDON BRANCH
As Lender

ELENI SKALA for and on behalf of HSH NORDBANK AG as Lender